Part III: Manner of Operations

2:     Eligibility for ATS Services

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

☒ Yes   ☐ No

If yes, list and provide a summary of the conditions.

All Participants are required to be a STFL client or a STFL affiliate client and comply with all legal requirements applicable to their particular business type or trading activities. Clients of Stifel and its affiliates are subject to the firm's account onboarding and review process which includes the completion of the firm's Know Your Client and Anti-Money Laundering process.

Upon written request, review, and approval by Stifel's Head of Equity Trading and its Risk Management group, clients of STFL and its affiliates that are Institutional Participants as defined in Part II, Item 5a may request a customized STFL SOR routing configuration that restricts the SOR to routing their orders only to STFX. This customization excludes all other execution venues as routing destinations for these orders. Institutional Participants must be approved for this configuration, subject to the following additional eligibility conditions (i.e., to become Directed Participants):

Assets Under Management ("AUM"): The Institutional Participant must: (a) have more than $10 billion in AUM at the time of their request; or (b) have more than $~~5~~**1** billion in AUM at the time of their request and use a third-party technology platform or execution service-bureau with its own SOR and execution algorithms ("Third-Party SOR Platform") that connect to STFX through Stifel's routing infrastructure and STFL SOR platforms (see Part III, Item 5: ("Means of Entry")). An Institutional Participant with more than $10 billion AUM can also use a Third-Party Platform to connect to Stifel's routing infrastructure and the STFL SOR platform.

Stifel's Head of Equity Trading and its Risk Management group has sole discretion to accept or deny a potential Directed Participant even if they meet the eligibility criteria.